UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                             The Morgan Group, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    617358106
                                 (CUSIP Number)

                    John L. Keeley, Jr., Keeley Investment Corp.
         401 South LaSalle Street, Suite 1201, Chicago, Illinois  60605
                                 (312) 786-5000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 2, 1996
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP NO. 617358106


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John L. Keeley, Jr.; Social Security No:  ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              PF (margin account with National Financial Services, Inc.)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     7  SOLE VOTING POWER
      NUMBER OF
                             30,800
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                             -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             30,800
      REPORTING

                    10  SHARED DISPOSITIVE POWER
        PERSON

                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              30,800


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.21%


    14   TYPE OF REPORTING PERSON*

              IN

      CUSIP NO. 617358106


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Barbara G. Keeley; Social Security No:  ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              PF (margin account with National Financial Services, Inc.)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     7  SOLE VOTING POWER
      NUMBER OF
                             2,000
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             2,000
      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,000


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.14%

    14   TYPE OF REPORTING PERSON*

              IN

      CUSIP NO. 617358106


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Keeley Asset Management Corp.; Tax I.D. No:  36-3160361

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              OO (funds of investment advisory clients)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                     7  SOLE VOTING POWER
      NUMBER OF
                             87,300
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             87,300
      REPORTING

                    10  SHARED DISPOSITIVE POWER
        PERSON

                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              87,300

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.27%


    14   TYPE OF REPORTING PERSON*

              IA

      CUSIP NO. 617358106


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Keeley Investment Corp.; Tax I.D. No:  35-2891284

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              PF (margin account with National Financial Services, Inc.)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                     7  SOLE VOTING POWER
      NUMBER OF
                             11,000
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             11,000
      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,000


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.79%

    14   TYPE OF REPORTING PERSON*

              BD

      CUSIP NO. 617358106


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Kamco Performance Limited Partnership; Tax I.D. No:  36-
              3645043

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              OO (funds of Kamco Performance Limited Partnership)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                     7  SOLE VOTING POWER
      NUMBER OF
                             19,000
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             19,000
      REPORTING

                    10  SHARED DISPOSITIVE POWER
        PERSON

                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              19,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.36%


    14   TYPE OF REPORTING PERSON*

              PN

      CUSIP NO. 617358106

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Kamco Limited Partnership No. 1; Tax I.D. No:  36-3528572

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              OO (funds of Kamco Limited Partnership No. 1)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                     7  SOLE VOTING POWER
      NUMBER OF
                             22,000
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             22,000
      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              22,000


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.58%

    14   TYPE OF REPORTING PERSON*

              PN

      CUSIP NO. 617358106


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John L. Keeley, Jr. Foundation; Tax I.D. No:  36-3865180

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              OO (funds of John L. Keeley, Jr. Foundation)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                     7  SOLE VOTING POWER
      NUMBER OF
                             2,200
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             2,200
      REPORTING

                    10  SHARED DISPOSITIVE POWER
        PERSON

                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,200

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.16%


    14   TYPE OF REPORTING PERSON*

              EP

             This Amendment No. 8 to the undersigned's Schedule 13D, which was originally filed on October 25, 1993 (the Schedule 13D") with regard to The Morgan Group, Inc. (the "Issuer") is being filed to amend Items 5 and 7 of the Schedule 13D. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.


   ITEM 1.   Security and Issuer.

        Title of Class of Securities

        Class A Common Stock, $0.15 par value (the "Securities)

        Address of Issuer's Principal Executive Offices:

             The Morgan Group, Inc.
             28651 U.S. 20 West
             Elkhart, Indiana  46514


   ITEM 2.   Identity and Background.

        A.   (i)    John L. Keeley, Jr. ("Mr. Keeley")

             (ii)   Barbara G. Keeley ("Mrs. Keeley")

             (iii)  Keeley Asset Management Corp. ("KAMC")

             (iv)   Keeley Investment Corp. ("KIC")

             (v)    Kamco Performance Limited Partnership* ("KPLP")

             (vi)   Kamco Limited Partnership No. 1* ("KLP")

             (vii)  John L. Keeley, Jr. Foundation ("JLKF")

                    *Together, KPLP and KLP are sometimes referred to as the "Partnerships."

        B.   (i-vi)

                    401 South LaSalle Street
                    Suite 1201
                    Chicago, Illinois  60605

        C.   (i)    Mr. Keeley is the President, Treasurer, a Director and
                    the sole shareholder of KAMC and KIC, President, Treasurer and a Director of JLKF, a general partner of KPLP and the sole general partner of KLP.

             (ii)   Mrs. Keeley is the spouse of Mr. Keeley.

             (iii) KAMC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. KAMC is organized under the laws of Illinois. KAMC is a genal partner of KPLP.

             (iv) KIC is a broker-dealer. KIC is organized under the laws of Illinois.

             (v) KPLP is an investment partnership. KPLP is organized under the laws of Illinois.

             (vi) KLP is an investment partnership. KLP is organized under the laws of Illinois.

             (vii) JLKF is a private charitable foundation organized as a nonprofit corporation under the laws of Illinois.

        D. During the past five years, none of Mr. Keeley, Mrs. Keeley, KAMC, KIC, KPLP, KLP or JLKF nor any of their respective executive officers or directors, has been convicted in a criminal proceeding.

        E. During the past five years, none of Mr. Keeley, Mrs. Keeley, KAMC, KIC, KPLP, KLP, JLKF nor any of their respective executive officers or directors, has been a party to a civil proceeding as a result of which any such person is subject to a judgment, decree or final order enjoining any such person from or mandating activities subject to federal or state securities laws, or finding any such person in violation of such laws.


   ITEM 3.   Source and Amount of Funds or Other Consideration.

             The Securities reported by Mr. and Mrs. Keeley are held in margin accounts with National Financial Services, Inc. Mr. and Mrs. Keeley used personal funds and margin borrowings to purchase the Securities reported by them. The source of funds for the purchases reported by KAMC was client funds that are managed by KAMC pursuant to discretionary investment management agreements in place with each client. The Securities reported by KIC are held in margin accounts with National Financial Services, Inc. The source of funds for the purchases by the Partnerships was the assets of such Partnerships. The source of funds for the purchases reported by JLKF was the assets of such foundation.


   ITEM 4.   Purpose of Transaction.

             The acquisitions made by Mr. and Mrs. Keeley, KAMC, the Partnerships JLKF and KIC for and on behalf of its clients were made for investment purposes and not for the purpose of acquiring control of the Issuer. Mr. Keeley, Mrs. Keeley, the Partnerships, KAMC, JLKF and KIC may from time to time purchase additional shares or sell these shares in the ordinary course of business, as permitted by the federal securities laws.

             Each of Mr. Keeley, Mrs. Keeley, KAMC, KIC, KPLP, KLP and JLKF may participate in interviews or hold discussions with third parties or with management in which they may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder values. Such suggestions or considerations may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Issuer, acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

             Other than as described above, none of Mr. Keeley, Mrs. Keeley, KAMC, KIC, KPLP, KLP nor JLKF has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the
             Schedule 13D form.


   Item A.   Interest in Securities of the Issuer.

             Item 5 of the Schedule 13D is hereby amended to report the following information:

        (a)  The aggregate number and percentage of Securities to which this
             Schedule 13D relates is 174,300 shares, representing 12.51% of the 1,392,198 shares outstanding in the Issuer's most recently filed Form 10-Q for the period ended September 30, 1996. The Securities are beneficially owned as follows:


                                              Shares of       % of Class
                                               Common         of Common
      Name                                      Stock           Stock

      John L. Keeley, Jr. . . . . . . .          30,800             2.21%
      Barbara G. Keeley . . . . . . . .           2,000             0.14%

      Keeley Asset Management Corp.

           As Principal . . . . . . . .              --            --
           As Agent . . . . . . . . . .          87,300             6.27%

      Keeley Investment Corp.
           As Principal . . . . . . . .          11,000             0.79%

           As Agent . . . . . . . . . .              --            --

      Kamco Performance Limited
           Partnership  . . . . . . . .          19,000             1.36%

      Kamco Limited Partnership No. 1 .          22,000             1.58%

      John L. Keeley, Jr. Foundation  .           2,200             0.16%
                                                -------            -----

                                                174,300            12.51%
                                                =======            =====

             Mr. Keeley is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons. The 30,800 shares reported as beneficially owned by Mr. Keeley include 6,500 shares held by the Keeley Investment Corp. Profit Sharing Plan & Trust, for which Mr. Keeley is Trustee, 6,800 are shares held by the Keeley Investment Corp. Pension Plan & Trust for which Mr. Keeley is trustee and 5,000 shares are held by JGJ Partnership.

        (b)  B.     Number of such shares held by Mr. Keeley for which there
                    is sole power to vote or direct the vote: 30,800; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 30,800; shared power to dispose or direct the disposition: 0.

             C. Number of such shares held by Mrs. Keeley for which there is sole power to vote or direct the vote: 2,000; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 2,000; shared power to dispose or direct the disposition: 0.

             D. Number of such shares held by KAMC for which there is sole power to vote or direct the vote: 87,300; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 87,300; shared power to dispose or direct the disposition: 0.

             E. Number of such shares held by KIC for which there is sole power to vote or direct the vote: 11,000; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 11,000; shared power to dispose or direct the disposition: 0.

             F. Number of such shares held by KPLP for which there is sole power to vote or direct the vote: 19,000; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 19,000; shared power to dispose or direct the disposition: 0.

             G. Number of such shares held by KLP for which there is sole power to vote or direct the vote: 22,000; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 22,000; shared power to dispose or direct the disposition: 0.

             H. Number of such shares held by JLKF for which there is sole power to vote or direct the vote: 2,200; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 2,200; shared power to dispose or direct the disposition: 0.


        (c) A detailed description of Securities transactions by Mr. Keeley, Mrs. Keeley, KAMC, KIC, KPLP, KLP and JLKF in the sixty days preceding December 2, 1996, including prices, is set forth in
             Exhibit 2.

        (d)  Inapplicable.

        (e)  Inapplicable.


   ITEM 5. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None of Mr. Keeley, Mrs. Keeley, KAMC, KIC, KPLP, KLP or JLKF are parties to any contract, arrangement, understanding or relationship with respect to any Securities of the Issuer.


   Item 7.   Material to Be Filed as Exhibits.

             Exhibit 1 -  Agreement to Make a Joint Filing

             Exhibit 2 -  Transactions Effected in the Last Sixty Days

             Exhibit 3 -  Keeley Asset Management Corp., Keeley Investment
                          Corp. and John L. Keeley, Jr. Foundation Executive Officers and Directors

   SIGNATURES.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:  December 3, 1996



   /s/John L. Keeley, Jr.
   John L. Keeley, Jr.


   /s/ Barbara G. Keeley
   Barbara G. Keeley


   KEELEY ASSET MANAGEMENT CORP.


   By:  /s/ John L. Keeley, Jr.
        John L. Keeley, Jr., President


   KEELEY INVESTMENT CORP.


   By:  /s/ John L. Keeley, Jr.
        John L. Keeley, Jr., President


   KAMCO PERFORMANCE LIMITED
   PARTNERSHIP


   By:  /s/ John L. Keeley, Jr.
        John L. Keeley, Jr., General Partner


   KAMCO LIMITED PARTNERSHIP NO. 1


   By:  /s/ John L. Keeley, Jr.
        John L. Keeley, Jr., General Partner


   JOHN L. KEELEY, JR. FOUNDATION


   By:  /s/ John L. Keeley, Jr.
        John L. Keeley, Jr., President and
        Treasurer